SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                              FORM 11-K

[ X ]     Annual Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000.

                               or

[   ]     Transition Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the transition period from ____________ to ______________.

Commission File Number:  0-29083

                    USBANCORP Western Region
                            401K Plan
                    (Full title of the plan)

                    Three Rivers Bancorp, Inc.
                    2681 Mosside Boulevard
                      Monroeville, PA  15146
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

             Registrant's telephone number, including
                    area code:  (412) 666-8063

     Notices and communications from the Securities and Exchange
     Commission relative to this report should be forwarded to:

                    Three Rivers Bancorp, Inc.
                      2681 Mosside Boulevard
                      Monroeville, PA  15146

                    Attention:  Anthony Eramo

                         With a copy to:

                     Wesley R. Kelso, Esquire
                          Stevens & Lee
                         25 North Queen Street
                          Suite 602
                    Lancaster, PA  17603



Item 1.     Financial Statements and Exhibits

            a.  Financial Statements

                1.  Report of Barnes, Saly & Company.

                2. Audited Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999.

                3.  Audited Statements of Changes in Net Assets
                    Available for Benefits for each of the years in the three year period ended December 31, 2000.

                4.  Notes to Financial Statements.

            b.  Exhibits

                1.  Consent of Barnes, Saly & Company.



              USBANCORP WESTERN REGION 401(k) PLAN

                      FINANCIAL STATEMENTS
                        December 31, 2000

                            CONTENTS

Description                                                 Page

INDEPENDENT AUDITOR'S REPORT                                   1

FINANCIAL STATEMENTS
  Statement of Net Assets Available for Benefits -
    December 31, 2000 and 1999                                 2

  Statement of Changes in Net Assets Available for
    Benefits - Years Ended December 31, 2000,1999 and 1998     3

Notes to Financial Statements                             4 - 11

SUPPLEMENTARY INFORMATION
  Assets Held for Investment - December 31, 2000         12 - 13
  Assets Held for Investment - December 31, 1999         14 - 15
  Reportable Transactions - December 31, 2000                 16
  Reportable Transactions - December 31, 1999                 17



                   INDEPENDENT AUDITOR'S REPORT



To the Board of Trustees
USBANCORP Western Region 401(k) Plan

     We have audited the accompanying statements of net assets available for benefits of USBANCORP Western Region 401(k) Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for each of the three years ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of USBANCORP Western Region 401(k) Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits, for the three years ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

     Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of (1) assets held for investment and (2) reportable transactions as of or for the years ended December 31, 2000 and 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Barnes Saly & Company, LLP
Johnstown, Pennsylvania
May 24, 2001



              USBANCORP WESTERN REGION 401(k) PLAN

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                   December 31, 2000 and 1999

                                            Participant Directed
                                             2000         1999
ASSETS
  Investments at fair value
    (Notes 1 and 2):
    Investments in securities of
      participating employers
      (Notes 3 and 4)
      Three Rivers Bancorp, Inc.          $  403,920   $      --
      USBANCORP, Inc. common stock           101,146     472,538
  Investments in securities of
    unaffiliated issuers and others
    Shares of registered investment
      companies:
      SEI Short Duration Government          767,789     782,334
      Federated Income Trust                  30,234      45,240
      Columbia Fixed Income Securities       102,983     129,986
      Fidelity Low Priced Stock              402,751     454,805
      Vanguard Index 500                          --     856,650
      Vanguard Institutional Index           597,576          --
      Vanguard Windsor II                    135,826     160,301
      Franklin Mutual Beacon                 161,433     149,268
      Fidelity Puritan                       589,283     746,773
      T. Rowe Price Equity - Income           71,235      67,605
      Fidelity Magellan                    1,439,931   1,953,315
      Templeton Foreign                      156,600     228,600
      Tweedy, Browne Global Value            174,397     184,938
      Notes Receivable                       217,107     178,144
      Provident Fed Funds - Money Market     688,185     764,721
                                          $6,040,396   7,175,218
  Receivables:
    Participant contributions             $       --   $  14,020
    Employer contributions                        --       4,850
    Accrued investment income                 53,518      14,884
                                          $   53,518   $  33,754

  Cash                                    $   24,597   $  20,467

        Total assets                      $6,118,511   7,229,439

LIABILITIES
  Other                                   $        0   $     225

NET ASSETS AVAILABLE FOR BENEFITS         $6,118,511  $7,229,214

See Notes to Financial Statements.



               USBANCORP WESTERN REGION 401(k) PLAN

   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            Years Ended December 31, 2000, 1999, 1998

                                                  Participant Directed
                                            2000          1999        1998
Additions:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments
      (Note 3)                          $  (433,952)   $   13,830  $  238,614
    Interest                                 57,342        44,205      34,415
    Dividends                               339,285       384,405     331,946
                                        $   (37,325)   $  442,440  $  604,975

Contributions:
  Participant (Note 7)                  $   514,604    $  697,359  $  631,382
  Employer                                  143,775       207,071     202,715
  Other                                           0         3,265           0
                                        $   658,379    $  907,695  $  834,097
Total additions                         $   621,054    $1,350,135  $1,439,072

Deductions:
  Benefits paid to participants         $   676,954    $  550,730  $  435,355
  Transfer of assets to another plan
    (Note 7)                              1,054,803             0           0
                                        $ 1,731,757    $  550,730  $  435,355

      Net increase (decrease)           $(1,110,703)   $  799,405  $1,003,717

Net assets available for benefits:
      Beginning of year                   7,229,214     6,429,809   5,426,092

      End of year                       $ 6,118,511    $7,229,214  $6,429,809

See Notes to Financial Statements.



              USBANCORP WESTERN REGION 401(k) PLAN

                  NOTES TO FINANCIAL STATEMENTS

NOTE 1:  PLAN DESCRIPTION

     The following description of USBANCORP Western Region
401(k) Plan (the Plan) provides only general information.
Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General:

          The Plan is a defined contribution plan covering substantially all employees of Three Rivers Bank and Trust Company (Bank) which is a subsidiary of its bank holding company Three Rivers Bancorp, Inc. (Company). Prior to January 1, 2000 the Bank's principal subsidiary Standard Mortgage Corporation of Georgia employees were also covered (see Note 4). Employees shall be eligible to participate in the Plan the January 1 or July 1 following the attainment of age 21 and completion of twelve months of continuing service with at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions:

          The employer contributes a matching contribution equal to 50% of each participant's salary deferral contribution up to 6% of participant compensation.

          Additional amounts may be contributed as discretionary contributions at the option of the Company's board of directors. Participants may contribute from 1% to 20% of their compensation within the limits prescribed by the Internal Revenue Code.

     Participant Accounts:

          Each participant's account is credited with the participant's contribution and an allocation of (a) the employer's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant's earnings and account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Forfeited Accounts:

          At December 31, 2000 and 1999 forfeited nonvested accounts totaled $53,266 and $25,227 respectively.

     Vesting:

          Participants are immediately vested in their voluntary contributions including rollover and transfer contributions from other qualified plans plus actual earnings thereon. Vesting in the employer's matching and/or discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after 5 years of credited service unless he or she reaches early retirement age, becomes disabled or dies while employed. If a participant had at least 3 years of service as of January 1, 1989 and was employed during 1989, he or she may choose to vest using a 5 year graded schedule in increments of 20% each year.

     Payment of Benefits:

          On termination of service, a participant with an account balance of over $3,500 may elect to receive either a lump-sum amount equal to the value of his or her account or an annuity. For an account balance under $3,500, the participant receives a lump-sum amount. The plan also provides for normal retirement benefits upon reaching age 65 and has provisions for deferred, surviving spouse, disability and early retirement benefits.

     Administrative Expenses:

          Administrative expenses including audit, accounting and trust fees incurred by the Plan were paid directly by the Bank and its principal subsidiary for the years ended December
31, 2000, 1999 and 1998.

     Investment Options:

          Upon enrollment in the Plan, a participant may direct employee and employer contributions in 5 percent increments in one or more of thirteen mutual funds, USBANCORP, Inc. common stock and Three Rivers Bancorp, Inc. common stock (see Note 4 for related party details). The diversified mutual fund investment options include a money market fund, bond and government securities funds and various U.S. and foreign stock funds.

          The Plan also includes participant notes. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to
(from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 6.91 percent to
9.97 percent. Principal and interest is paid ratably through semi-monthly payroll deductions.

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting:

          The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition:

          The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund which represents the net asset value of shares held by the Plan at year end. The USBANCORP, Inc common stock and Three Rivers Bancorp, Inc. common stock are valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

     Estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

     Payment of Benefits:

          Benefits are recorded when paid.

NOTE 3:  INVESTMENTS

     The Plan's investments are participant directed. The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                December 31,
                                             2000         1999
USBANCORP, Inc. common stock,
  36,955 shares                           $       --   $ 472,538
SEI Short Duration Gov't fund, 76,094
  and 78,864 shares, respectively            767,789     782,334
Fidelity Low Priced Stock fund, 17,420
  and 20,089 shares, respectively            402,751     454,805
Vanguard Index 500 fund, 5,554 shares             --     856,650
Vanguard Institutional Index,
  4,950 shares                               597,576          --
Fidelity Puritan fund, 31,295 and
  39,242 shares, respectively                589,283     746,773
Fidelity Magellan fund, 12,070 and
  14,296 shares, respectively              1,439,931   1,953,315
Provident Fed Funds, money market fund       688,185     764,721
Three Rivers Bancorp, Inc.,
  48,960 shares                              403,920          --

     During 2000, 1999 and 1998, the Plan's investments
(including investments bought, sold and held during each year) appreciated (depreciated) in value by $(433,952), $13,830 and $238,614 respectively, as follows:

                                2000         1999        1998

Mutual funds                 $(291,734)   $ 321,229   $ 402,288
Three Rivers Bancorp, Inc.
  common stock                 (70,110)          --          --
USBANCORP, Inc common
  stock                        (72,108)    (307,399)   (163,674)
                             $(433,952)   $  13,830   $ 238,614

NOTE 4:  RELATED PARTY TRANSACTIONS

     Plan's Trustee:

          The Plan's investments are held by a bank-administered trust fund that until April 1, 2000 was an affiliate of the Plan sponsor. USBANCORP Trust and Financial Services Company has the authority to purchase and sell investments in accordance with participant direction. The cash account is used by the USBANCORP Trust and Financial Services Company to temporarily house uninvested monies.

     Spin-Off:

          On April 1, 2000 USBANCORP, Inc. successfully completed the spin-off of its Three Rivers Bank subsidiary. Shareholders received one share of the new Three Rivers Bancorp, Inc. common stock for every two shares of USBANCORP, Inc. common stock. At that time Three Rivers Bancorp, Inc. (Company) became the holding company of Three Rivers Bank and became separate from and unrelated to USBANCORP, Inc.

          Also Standard Mortgage Company, a subsidiary of Three
Rivers Bank, was internally spun-off from Three Rivers Bank to USBANCORP, Inc. prior to consummation of the Three Rivers Bank spin-off. See Note 7 for further details.

     Investment Activity:

          Effective April 1, 2000 one of the Plan's investment options is Three Rivers Bancorp, Inc. common stock which is the holding company of Three Rivers Bank (the Employer). The following is a summary of the investment activity of the Company common stock:

                                                          2000

Market value at year end                                $403,920
Number of shares held at end of year                      48,960
Original cost at year end                               $495,894

Purchase price of shares in current year                $212,780
Number of shares purchased in current year                24,379

Shares received in USBANCORP, Inc spin-off                27,755
USBANCORP, Inc basis allocated to Three
  Rivers Bancorp, Inc. from spin-off                     285,300

Sale price of shares in current year                    $ 24,050
   Number of shares sold in current year                   3,174
   Realized gain (loss) on sales in current year        $(8,602)
   Unrealized gain (loss) in current year              $(61,508)

   Dividend income including accruals                   $ 16,566
   Accrued dividend income                                 5,799

          The above include the following Three Rivers Bancorp, Inc. common stock transactions that occurred in kind during the year ended December 31, 2000:

Shares distributed in kind                                 1,132
Fair value of shares distributed in kind                  $7,777

          Prior to April 1, 2000 one of the Plan's investment options was USBANCORP, Inc. common stock. USBANCORP, Inc. was the holding company of Three Rivers Bank and Trust Company (the
Employer). The following is a summary of the investment activity of USBANCORP, Inc. common stock:

                                             1999        1998

Market value at year end                  $ 472,538    $ 734,481
Number of shares held at end of year         40,216       36,955
Original cost at year end                 $ 548,945    $ 490,374

Purchase price of shares in current
  year                                    $ 151,682    $ 137,842
Number of shares purchased in current
  year                                       10,101        3,676

Sale price of shares in current year      $ 106,225    $ 171,555
Number of shares sold in current year         6,840        3,474
Realized gain (loss) on sales in
  current year                            $ (29,123)   $ (6,003)
Unrealized gain (loss) in current year    $(278,276)  $(157,671)

Dividend income including accruals        $  24,253    $  27,626
Accrued dividend income                   $   5,753    $   5,220

Shares received from 3 for 1 split            - 0 -       23,970

NOTE 5:  INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Plan by letter dated March 9, 1993 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6:  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7:  ROLLOVERS AND TRANSFER OF ASSETS TO ANOTHER PLAN

     The following are participant rollovers as a result of employees transferring amounts from other qualified plans. The rollovers are included in the applicable years participant contribution.

                 2000                 $ 115,043
                 1999                   100,114
                 1998                    53,627

     Effective January 1, 2000 the Standard Mortgage Company employees were no longer eligible to participate in the Plan and commenced their own separate plan. On January 26, 2000 assets totaling $1,054,803 for 61 participants of Standard Mortgage Company were transferred from the Plan to a separate unrelated qualified plan due to the spin-off described in Note 4. The majority of the transfer was made in kind plus cash as follows:

Mutual funds in kind                                  $  940,397
USBANCORP, Inc. common stock in kind                      40,764
Participant notes receivable in kind                       5,977
Cash from sale of money market fund                       67,665
  Total transfer of assets to another plan            $1,054,803


NOTE 8:  RECONCILIATION OF DIFFERENCES BETWEEN THESE FINANCIAL
         STATEMENTS AND THE FINANCIAL INFORMATION REQUIRED ON
         FORM 5500

                                                      December 31,
                                             2000         1999         1998
Net assets available for benefits as
  presented in these financial
  statements                              $6,118,511   $7,229,214  $6,429,809

Adjustments of:
  Benefits payable                             - 0 -        - 0 -      79,266

Net assets available for benefits as
  presented in Form 5500                  $6,118,511   $7,229,214  $6,350,543

                                                       December 31,
                                             2000         1999        1998
Net increase (decrease) in net assets
  available for benefits as presented
  in these financial statements          $(1,110,703)   $799,405   $1,003,717

(Increase) decrease in benefits
  payable from previous year                   - 0 -      79,266     (71,294)

Net increase in net assets
  available for benefits
  as presented in
  Form 5500                              $(1,110,703)   $878,671   $  932,423

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 9:  BENEFITS PAYABLE

     Benefits payable to persons who have withdrawn from participation in the earnings and operations of the Plan in the amounts of $ - 0 -, $ - 0 - and $79,266 at December 31, 2000,
1999 and 1998, respectively, are included in net assets available for benefits.

NOTE 10:  RECLASSIFICATIONS

     Effective for plan years ending after December 15, 1999, Statement of Position (SOP) 99-3 states participant directed programs are no longer required to disclose amounts relating to those individual programs as a separate fund in the financial statements. The Plan has adopted SOP 99-3 effective for the year ended December 31, 1999, therefore a reclassification of comparative amounts in the financial statements was required. There was no effect on the net assets available for benefits.



              USBANCORP WESTERN REGION 401(k) PLAN

                   ASSETS HELD FOR INVESTMENT
                        December 31, 2000

Investment Type                                               Cost         Fair
   and Shares       Description                               Value        Value
Common Stock:
   23,799           USBANCORP, Inc.                        $  286,672   $  101,146
   48,960           Three Rivers Bancorp, Inc.                495,894      403,920
                      Total Common Stock                   $  782,566   $  505,066

Mutual Funds:
   76,094           SEI Short Duration Government          $  763,535   $  767,789
    2,961           Federated Income Trust                     29,737       30,234
    7,940           Columbia Fixed Income Securities          103,444      102,983
   17,420           Fidelity Low Priced Stock                 387,133      402,751
    4,950           Vanguard Institutional Index              599,427      597,576
    4,994           Vanguard Windsor II                       139,240      135,826
   12,065           Franklin Mutual Beacon                    166,921      161,433
   31,295           Fidelity Puritan                          573,698      589,283
    2,888           T. Rowe Price Equity - Income              72,394       71,235
   12,070           Fidelity Magellan                       1,223,434    1,439,931
   15,145           Templeton Foreign                         149,647      156,600
    8,729           Tweedy, Browne Global Value               173,999      174,397

  Total Mutual Funds                                       $4,382,609   $4,630,038

Money Market Fund:
                    Provident Fed Funds                    $  688,185   $  688,185

Notes Receivable:

Original
  Loan       Loan     Interest   Semi-Monthly      Due        Cost         Fair
  Amount     Date       Rate        Payment       Date        Value        Value
$ 37,000    7/15/97     7.99       $ 374.52      6/30/02   $   12,686   $   12,686
  35,000    6/22/00     7.24         348.07      6/30/05       32,041       32,041
  10,372   12/01/00     8.33         105.83     12/15/05       10,302       10,302
  15,000    1/03/00     8.00         151.87     12/31/04       12,459       12,459
   4,000   11/15/99     7.16          39.70     10/30/04        3,190        3,190
   2,000    9/15/96     8.38          20.43      8/30/01          317          317
   3,600   11/01/01     8.25         106.49      5/15/02        3,317        3,317
  10,000    3/15/99     7.86         100.91      2/28/04        6,778        6,778
   5,500   12/15/99     7.43          54.94     11/30/04        4,475        4,475
   3,000    9/05/00     8.33          67.96      9/15/02        2,593        2,593
   3,100    9/15/99     7.16          41.78      2/28/03        2,009        2,009
  19,700    5/09/00     7.99         199.41      4/30/05       17,505       17,505
  17,000    3/22/00     7.58         170.43      3/31/05       14,841       14,841
   2,000   11/16/00     8.25          45.27     11/15/02        1,885        1,885
   6,500    5/30/00     7.86          65.59      6/15/05        5,866        5,866
  15,000    1/03/00     8.00         151.87     12/31/04       12,897       12,897
   4,200   12/15/98     7.60          50.81     11/30/02        2,171        2,171
  18,000    9/15/98     7.82         181.47      8/30/03       10,468       10,468
  14,550    9/15/99     7.16         174.53      8/30/03       10,154       10,154
   6,500    1/15/98     8.50          66.58     12/30/02        2,935        2,935
   5,000    4/15/98     8.16          50.81      3/30/03        2,503        2,503
   4,000   10/25/00     8.33          90.61     10/31/02        3,692        3,692
   5,000    7/15/99     7.41         112.24      6/30/01        1,320        1,320
   6,000    7/03/00     7.49          60.02      7/15/05        5,539        5,539
   7,500    3/15/99     7.46          90.48      2/28/03        4,338        4,338
   3,600    9/11/00     8.33          44.16      9/15/04        3,376        3,376
   5,000   12/31/98     7.94          50.55     12/30/03        3,234        3,234
   1,000   12/15/99     7.43          84.40     11/30/01          477          477
   1,500    2/15/99     7.40          33.67      1/30/01          262          262
   4,700   11/21/00     8.33          73.89     11/30/03        4,585        4,585
   9,000    6/22/00     7.49          90.03      7/15/05        8,244        8,244
   1,300   12/20/00     8.33          13.26      1/31/06        1,300        1,300
   9,000    2/03/00     7.58          90.23      1/31/05        7,594        7,594
   1,962    9/05/00     8.33          36.28      3/31/03        1,754        1,754

  Total Notes Receivable                                   $  217,107   $  217,107

  Total Investments                                        $6,070,467   $6,040,396

See Notes to Financial Statements.



               USBANCORP WESTERN REGION 401(k) PLAN

                    ASSETS HELD FOR INVESTMENT
                        December 31, 1999

Investment Type                                               Cost         Fair
   and Shares       Description                               Value        Value
Common Stock:
   40,216           USBANCORP, Inc.                        $  548,945   $  472,538

Mutual Funds:
   78,864           SEI Short Duration Government          $  792,540   $  782,334
    4,584           Federated Income Trust                     46,650       45,240
   10,449           Columbia Fixed Income Securities          138,060      129,986
   20,089           Fidelity Low Priced Stock                 441,233      454,805
    6,330           Vanguard Index 500                        632,280      856,650
    6,420           Vanguard Windsor II                       192,730      160,301
   10,785           Franklin Mutual Beacon                    151,364      149,268
   39,242           Fidelity Puritan                          715,664      746,773
    2,725           T. Rowe Price Equity - Income              72,124       67,605
   14,296           Fidelity Magellan                       1,353,030    1,953,315
   20,374           Templeton Foreign                         198,981      228,600
    9,151           Tweedy, Browne Global Value               171,322      184,938
  Total Mutual Funds                                       $4,905,978   $5,759,815

Money Market Fund:
                    Provident Fed Funds                    $  764,721   $  764,721

Notes Receivable:

Original
  Loan       Loan     Interest   Semi-Monthly      Due        Cost         Fair
 Amount      Date       Rate        Payment       Date        Value        Value
$ 37,000    7/15/97     7.99       $ 374.52      6/30/02   $   20,644   $   20,644
  30,000    6/15/99     7.37         299.26      5/30/04       27,257       27,257
   7,000   12/15/99     7.43          84.40     11/30/03        6,937        6,937
   2,800    4/15/97     7.86          34.04      3/31/01        1,032        1,032
   5,000   11/15/98     8.24          78.50     10/30/01        3,268        3,268
   3,000    8/15/99     6.91          46.19      7/30/02        2,697        2,697
   7,000    2/15/96     8.13          71.09      2/15/01        1,896        1,896
   2,200    4/18/95     9.97          23.32      4/30/00          205          205
   4,000   11/15/99     7.16          39.70     10/30/04        3,917        3,917
   2,000    9/15/96     8.38          20.43      8/30/01          779          779
   1,800    7/15/96     8.29          18.35      6/30/01          652          652
   2,500   10/15/98     7.94          56.41      9/30/00        1,037        1,037
  10,000    3/15/99     7.86         100.91      2/28/04        8,666        8,666
   5,500   12/15/99     7.43          54.94     11/30/04        5,462        5,462
   2,000   11/15/99     7.16          58.68      4/30/01        1,841        1,841
   3,100    9/15/99     7.16          41.78      2/28/03        2,870        2,870
  16,000    7/15/97     7.99         161.95      6/30/02        8,927        8,927
   1,500    3/15/97     7.86          23.42      2/28/00          116          116
   3,400    3/15/97     7.86          34.31      2/28/02        1,667        1,667
   1,500   12/15/98     7.83          44.23      5/30/00          477          477
   5,000   11/15/99     7.16          49.63     10/30/04        4,896        4,896
  13,000    1/15/98     8.50         133.17     12/30/02        8,553        8,553
   4,200   12/15/98     7.60          50.81     11/30/02        3,226        3,226
  18,000    9/15/98     7.82         181.47      8/30/03       14,136       14,136
  14,550    9/15/99     7.16         174.53      8/30/03       13,624       13,624
   6,500    1/15/98     8.50          66.58     12/30/02        4,277        4,277
   5,000    4/15/98     8.16          50.81      3/30/03        3,515        3,515
   3,300    5/15/99     7.46          74.11      4/30/01        2,321        2,321
   5,000    7/15/99     7.41         112.24      6/30/01        3,919        3,919
   5,000    5/15/99     7.46          49.98      4/30/04        4,472        4,472
   7,500    3/15/99     7.46          90.48      2/28/03        6,187        6,187
   3,600   10/15/98     7.94          43.83      9/30/02        2,630        2,630
   5,000   12/31/98     7.94          50.55     12/30/03        4,189        4,189
   1,000   12/15/99     7.43          84.40     11/30/01          981          981
   1,500    2/15/99     7.40          33.67      1/30/01          871          871
   Total Notes Receivable                                  $  178,144   $  178,144

     Total Investments                                     $6,397,788   $7,175,218

See Notes to Financial Statements.



              USBANCORP WESTERN REGION 401(k) PLAN

                     REPORTABLE TRANSACTIONS
                   Year Ended December 31, 2000

                                                                                        Current
                                                                                          Value        Net
  Name of                                                                                at Time     Realized
  Party to                      Asset                        Number of                 of Purchase     Gain
Transaction                  Description    Transaction    Transactions       Cost     or Disposal    (Loss)
Fidelity Magellan            Mutual Fund      Purchase          41          $331,498   $   331,498       N/A
Fidelity Magellan            Mutual Fund      Sale              36           532,429       621,084   $  88,655
Vanguard Index 500           Mutual Fund      Purchase          43           248,743       248,743       N/A
Vanguard Index 500           Mutual Fund      Sale              20           914,185     1,036,367     122,182
Vanguard Instl. Index        Mutual Fund      Purchase           5           626,357       626,357       N/A
Vanguard Instl. Index        Mutual Fund      Sale               5            27,356        26,929        (427)
Provident Fed Funds          Money Market     Purchase          47           247,876       247,876       N/A
Provident Fed Funds          Money Market     Sale              16           324,412       324,412       - 0 -
Fidelity Puritan             Mutual Fund      Purchase          41           124,381       124,381        N/A
Fidelity Puritan             Mutual Fund      Sale              36           266,346       273,644       7,298
Three Rivers Bancorp         Common Stk       Purchase          35           498,080       498,080        N/A
Three Rivers Bancorp         Common Stk       Sale              12            32,652        24,050      (8,602)
USBANCORP, Inc.              Common Stk       Purchase          17           225,020       225,020        N/A
USBANCORP, Inc.              Common Stk       Sale              31           487,294       239,004    (248,290)

See Notes to Financial Statements.



              USBANCORP WESTERN REGION 401(k) PLAN

                     REPORTABLE TRANSACTIONS
                   Year Ended December 31, 1999

                                                                                          Current
                                                                                           Value        Net
  Name of                                                                                 at Time      Realized
  Party to                       Asset                        Number of                 of Purchase     Gain
Transaction                   Description    Transaction    Transactions       Cost     or Disposal     (Loss)
Fidelity Magellan             Mutual Fund      Purchase          46          $430,879    $ 430,879       N/A
Provident Fed Funds           Money Market     Purchase          60           335,629      335,629       N/A

See Notes to Financial Statements.



                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the USBANCORP Western Region 401K Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 27, 2001        USBANCORP Western Region 401K Plan

                             USBANCORP Trust Company, as Trustee


                             By /s/ Nicholas E. Debias, Jr._____
                                    Nicholas E. Debias, Jr.,
                                    Vice President



                               Exhibit Index


                  Exhibit

1.     Consent of Barnes, Saly & Company